PRUDENTIAL INVESTMENT PORTFOLIOS 9
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

February 16, 2010
VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           485(b) Filing for Prudential Investment Portfolios 9
(formerly, Dryden Tax-Managed Funds)
Registration Nos. 333-66895 and 811-09101

Dear Sir or Madam:

We are filing today via EDGAR a Post-Effective Amendment under Rule 485(b) to the Registration Statement of the above-referenced Registrant.  This Post-Effective Amendment designates February 16, 2010 as its effective date.

        Thank you for your attention to this filing. Please direct any questions regarding this filing to the undersigned at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo
Claudia DiGiacomo
Assistant Secretary